LEAD INVESTOR



Michael J Wieser

It's very rare in life that everything converges to provide the perfect opportunity. Investing in UpCounsel is one of those times for me. As an owner of the Westchester Angels investment group, a leader of due diligence teams and a judge at pitch competitions, UpCounsel checks all of my boxes. There is a huge market need as access to legal services for startups and emerging companies is an area in serious need of disruption. The UpCounsel legal marketplace platform finally provides entrepreneurs and small companies with a chance to source lawyers and clients with the right experience, affordably. In addition: (i) the leadership team at UpCounsel are true leaders with a track record of success, (ii) the few other legal marketplaces are geared toward consumers and not business, (iii) and the UpCounsel user acquisition strategy of publishing thousands of great articles addressing legal issues is how both lawyers and clients find the platform organically making it indispensable. I challenge you to google a basic business law question and not find the perfect resource from UpCounsel on the first page. As a business lawyer, I subscribed to UpCounsel last year and the ROI has been spectacular as I trust this investment will be. By having multiple options with the validation of user reviews, users have choices and can seek the right fit for their unique needs without relying on uninformed referrals or Aunt Jane, the divorce